GUNDERSON DETTMER STOUGH
                      VILLENEUVE FRANKLIN & HACHIGIAN, LLP
                             155 CONSTITUTION DRIVE
                          MENLO PARK, CALIFORNIA 94025
                TELEPHONE (650) 321-2400 FACSIMILE (650) 321-2800

April 28, 2006

Via Edgar and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  David H. Roberts
Mail Stop 4561

Re:   InfoSearch Media, Inc.
      Amendment No. 4 to Registration Statement on Form SB-2
      Filed December 7, 2005, File No. 333-126654

Dear Mr. Roberts:

InfoSearch Media, Inc. (the "Company"), has electronically transmitted Amendment No. 4 to its Registration Statement on Form SB-2 (the "Registration Statement"), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five (5) years.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated April 26, 2006 from the staff of the Securities and Exchange Commission (the "Staff"). For your convenience, we have repeated and numbered the comments from the April 26 letter in italicized print, and the Company's responses are provided below each comment.

General

1. We note you submitted a response letter dated April 20, 2006 with your supporting documentation. Please upload this letter to EDGAR as correspondence.

      Per the Staff's requested, the Company filed as correspondence the cover letter dated April 20, 2006 that accompanied the supporting documentation on April 26, 2006.

Revenues, page 18

2. We note your response to comment 2. In the first paragraph of this section, you state that in your affiliate program you purchase visitor traffic from other online advertising companies. Please revise your disclosure to explain how you purchase visitor traffic from other online advertising companies.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly.

Executive Compensation, page 31

3. We note your response to comment 8. In footnote 3 to the compensation table, you state that Mr. Lazuka transferred 59,165 options to a family member. Please revise the compensation table to include the shares underlying the transferred options as those options were originally granted to Mr. Lazuka. Refer to Item 402(b)(2)(iv)(B) of Regulation S-B.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly to include the shares underlying the transferred options.

Item 26. Recent Sales of Unregistered Securities, page II-2

4. We note your response to prior comments 13-15. Please revise the second and third paragraphs on page II-3 to disclose the exemption from registration and the facts relied upon to make the exemption available. Also, please disclose the type and amount of consideration paid for the restricted stock issued in 2005, the options issued in connection with the Merger, and the additional options issued in 2005. Refer to Item 701 of Regulation S-B.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly to disclose that all restricted stock and options issued were issued in reliance on Rule 701 and that all restricted stock and options were issued to employees and directors in consideration for services rendered.

      Please do not hesitate to contact me at (650) 463-5219 if you have any questions or would like additional information regarding this matter.

Very truly yours,

Gunderson Dettmer Stough Villeneuve
  Franklin & Hachigian, LLP

/s/ Michael Irvine

Michael Irvine

cc:   Frank Knuettel, InfoSearch Media, Inc.
      Christopher D. Dillon, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP